UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

OMEGA PROTEIN CORPORATION

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Name of Issuer)

Common Stock, $0.01 par value

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Title of Class of Securities)

68210P107

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. I 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus

Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2015

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

CUSIP No. 68210P107	13D/A	Page 2 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 865,223 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 865,223 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,223 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 68210P107	13D/A	Page 3 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 528,250 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 528,250 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,250 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 68210P107	13D/A	Page 4 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 219,444 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 219,444 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,444 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 68210P107	13D/A	Page 5 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 75,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* EP

CUSIP No. 68210P107	13D/A	Page 6 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,393,473 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,393,473 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,473 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 68210P107	13D/A	Page 7 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 219,444 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 219,444 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,444 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 68210P107	13D/A	Page 8 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000 (See Item 5)
	8	SHARED VOTING POWER 1,612,917 (See Item 5)
	9	SOLE DISPOSITIVE POWER 75,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,612,917 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,687,917 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 68210P107	13D/A	Page 9 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,612,917 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,612,917 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,917 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 68210P107	13D/A	Page 10 of 17

Item 1. Security and Issuer.

This Amendment No. 2 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2015 and as further amended by Amendment No. 1 filed on October 8, 2015 (collectively, the “Schedule 13D”) by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with respect to shares of common stock, $0.01 par value per share (the “Common Stock”) of Omega Protein Corporation, a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 2105 City West Blvd., Suite 500, Houston, Texas 77042. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On November 17, 2015, the Wynnefield Reporting Persons sent the following letter to the Issuer’s Board of Directors (“Board”) and Chairman of the Board:

Wynnefield Capital Management, LLC

450 Seventh Avenue, Suite 509

New York, NY 10123

For Circulation to the Members

of the Board of Directors

November 17, 2015

Mr. Gary R. Goodwin, Chairman of the Board

Each of the Members of the Board of Directors

Omega Protein Corporation

2105 City West Blvd.

Suite 500

Houston, Texas 77042

Gentlemen:

Wynnefield Capital Management, LLC and its affiliates (“Wynnefield”) are longtime and significant shareholders of Omega Protein Corporation (the “Company”). This letter is a follow up to our several earlier communications in which we expressed serious concerns with the demonstrably unsuccessful effort of the Company to enter the human nutrition field, as well as our doubts concerning the credibility of the Company’s purported strategic review process.

The Board of Directors’ (the “Board”) unilateral adoption on November 5, 2015, of amended and restated Bylaws (the “Bylaws”) without obtaining shareholder approval, creates both new hurdles and burdens on shareholder suffrage, once again demonstrating the Board’s disregard for the interests of the Company’s shareholders.

Wynnefield, as well as Institutional Shareholder Services, Inc. (“ISS”), strongly disfavor the unilateral adoption, without shareholder approval, of bylaws and charter amendments that materially diminish shareholder rights. We believe that the newly adopted Bylaws are nothing more than a thinly veiled attempt to entrench the Company’s Board and management, diminish their accountability to shareholders, and were purposefully adopted by the Board with the intention of unduly restricting the right and ablility of Wynnefield and other shareholders, to nominate directors and/or submit shareholder proposals for consideration at the Company’s annual meeting of shareholders.

Specifically, the newly adopted Bylaws, among other things:

●	Remove the previous requirement that the annual meeting of shareholders be held no later than the 210 days after the close of the Company’s fiscal year. The amended Bylaws now allow the Chairman and the Board to schedule, cancel, postpone or reschedule shareholder meetings at any time for any reason. This is clearly an artifice to give the Company the ability to change potential outcomes of elections.

➢	In addition to creating uncertainty for shareholders as to when the annual meeting will be held from year to year, the Board has now given itself and management the ability to broadly manipulate the shareholder voting process by scheduling, adjourning, cancelling and/or delaying the holding of a shareholders’ meeting in response to proposals and/or director nominations submitted by the Company’s shareholders – particularly if the Board believes the shareholder’s nominee or proposal has garnered sufficient votes to prevail.

●	Significantly pushes back the advanced notice requirements for shareholders to submit a proposal or director nominations from 90 and 60 days, respectively, in advance of the annual meeting, to a date which is no later than 120 days prior to the anniversary of the previous years’ annual meeting.

➢	Such extreme advanced notice requirements are unreasonably long and restrict shareholder rights because they significantly limit the flexibility of shareholders in determining whether to submit a proposal and director nominations. Furthermore, any purported claim by the Company that such advance notice requirements facilitates the dissemination of information prior to the annual meeting is specious and inequitable, given that the Company typically disseminates its proxy statement only 30 days prior to the annual meeting.

CUSIP No. 68210P107	13D/A	Page 11 of 17

●	In addition to significantly increasing the information required to be provided by shareholders seeking to submit proposals and director nominations (such as requiring disclosure of ownership of derivative securities by shareholders even though disclosure of such information is not required by federal law), the amended Bylaws now require director nominees to provide the Company with: (i) a questionnaire identifying his or her experience, and (ii) a certification that the nominee (a) is not and will not become party to a voting commitment that purportedly interferes with the nominees fiduciary duties to the Company, (a legal analysis most nominees are not qualified to make); and (b) if elected, will comply with all applicable publicly disclosed corporate governance policies and other guidelines of the Company – without a requirement that such policies have been vetted and approved by the Board.

➢	We believe the Company’s motivation for requiring such additional information, as well as the required questionnaire and certification, is to seek to inequitably burden shareholders and their director nominees and/or to provide the Company with a colorable avenue to disqualify proposals or nominees that purportedly fail to meet these new onerous requirements. Additionally, while the Bylaws provide that all nominees for election as a director must complete a questionnaire, the Bylaws are silent as to whether the questionnaire required to be provided by shareholder director nominees is the same information required to be provided by the Board’s nominees, even if such nominees are currently serving as directors. We also believe it problematic and unfair that potential nominees must open-endedly commit in advance to complying with all corporate governance policies and other guidelines of the Company that have been promulgated by the incumbent Board or management, even though such nominee believe such policies or guidelines are inappropriate or possibly illegal, and intends to seek to alter or repeal them if elected. Furthermore, this neuters the ability of a nominee to the Board to advocate for changes to Company policies and guidelines with which he disagrees and is contrary to the concept of director “independence”.

As noted above, ISS strongly disfavors the unilateral adoption, without obtaining shareholder approval, of bylaw amendments. Under ISS’ Governance Failures Policy, it will recommend that its clients oppose directors, who adopt, without shareholder approval, bylaw amendments, such as the ones adopted by the Company’s current directors, that materially diminish shareholders rights.

The Board should be aware, that Wynnefield will not allow the transparent and orchestrated attempt by the Board to restrict shareholder democracy and potentially deprive Wynnefield and the Company’s other shareholders of their rights to submit shareholder proposals and director nominees for election to the Board at the next annual meeting shareholders.

Wynnefield Capital Management, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

CUSIP No. 68210P107	13D/A	Page 12 of 17

Other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c) As of November 17, 2015, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,687,917 shares of Common Stock, constituting approximately 7.6% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 22,246,157 shares outstanding as of October 30, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2015.

The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Wynnenfield Partners I	865,223	3.9%
Wynnefield Partners	528,250	2.4%
Wynnefield Offshore	219,444	1.0%
Plan	75,000	0.3%

CUSIP No. 68210P107	13D/A	Page 13 of 17

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The Plan is an employee profit sharing plan. Mr. Obus is the portfolio manager of the Plan and has the sole authority to direct the voting and the disposition of the shares of Common Stock that the Wynnefield Profit Plan beneficially owns. Accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D/A for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 1,687,917 shares of Common Stock, constituting approximately 7.6% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 22,246,157 shares outstanding as of October 30, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2015.

The filing of this Schedule 13D/A and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D/A.

CUSIP No. 68210P107	13D/A	Page 14 of 17

The Wynnefield Reporting Persons have acquired and sold shares of Common Stock during the last 60 days as follows:

Name	Date	Number of Shares	Price
Wynnefield Partners I	9/25/2015	5,581	$15.98
Wynnefield Partners I	9/28/2015	14,242	$15.97
Wynnefield Partners	9/25/2015	3,464	$15.98
Wynnefield Partners	9/28/2015	8,841	$15.97
Wynnefield Offshore	9/25/2015	955	$15.98
Wynnefield Offshore	9/28/2015	2,434	$15.97

CUSIP No. 68210P107	13D/A	Page 15 of 17

(d) and (e). Not Applicable.

CUSIP No. 68210P107	13D/A	Page 16 of 17

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 17, 2015

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:         Wynnefield Capital Management, LLC,

its General Partner

By:          /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:         Wynnefield Capital Management, LLC,

its General Partner

By:          /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:          Wynnefield Capital, Inc.,

its Investment Manager

By:          /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL INC. PROFIT SHARING PLAN, INC.

By: /s/ Nelson Obus

Nelson Obus, Authorized Signatory

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

CUSIP No. 68210P107	13D/A	Page 17 of 17

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually